EXHIBIT 99.1

BrainsWay Announces Appointment of Ami Boehm as New Chairman

David Zacut, M.D., Relinquishing Chairman Role Held Since Company’s Inception, to Now Serve as Board Director

BURLINGTON, Mass. and JERUSALEM, Feb. 13, 2023 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced the appointment of Ami Boehm, as Chairman of the Board. David Zacut, M.D., co-founder of BrainsWay, who has held the role of Chairman since the Company’s inception, will now serve as a Director on the Board.

“It has been very satisfying to have supported BrainsWay’s evolution from a nascent R&D start-up to a world-class commercial company offering the industry’s leading TMS technology and solution,” stated Dr. Zacut. “After 19 intensive years, and with BrainsWay well-positioned for its next phase of growth, now is the right time for me to take a step back. I look forward to continuing to contribute as a Director on the Board as we endeavor to leverage the significant opportunities that lie ahead for BrainsWay in this dynamic and evolving sector.”

“BrainsWay has an innovative and differentiated solution to improve patient care in the underserved market for non-invasive treatment for various brain and central nervous disorders,” said Mr. Boehm. “I look forward to working together with BrainsWay’s world-class management team and Board to augment long-term shareholder value.”

Mr. Boehm is an experienced, accomplished, and well-respected leader in capital markets, investing, and advising in multiple global industries. From 2004 until 2022, he served as a partner at FIMI Opportunity Funds. As a partner at FIMI, Mr. Boehm sourced and led dozens of control equity investments, and led improvement processes of FIMI’s portfolio companies and strategic M&A activities of the portfolio companies in Israel, China, Europe, and the U.S. He has served on the Board of numerous public and private companies, including Ormat Technologies, Inc. (NYSE and TASE listed), Gilat Satellite Networks, Ltd. (NASDAQ and TASE listed), TAT Industries Ltd. (NASDAQ and TASE listed), Kamada Ltd. (NASDAQ and TASE listed), Rekah Pharmaceutical Industries, Ltd. (TASE listed), Novolog Ltd. (TASE listed), Hamlet, Ltd. (TASE listed), Galam Ltd, and Greenstream Ltd., where he worked closely with management teams across the continuum of business and corporate development activities. Mr. Boehm received a Master’s of Business Administration from Northwestern University and Tel-Aviv University, a Bachelor of Law from Tel-Aviv University, and a Bachelor of Economics from Tel-Aviv University.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

BrainsWay:
Scott Areglado
SVP and Chief Financial Officer
Scott.Areglado@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
212-915-2578
britchie@lifesciadvisors.com